Exhibit (e)(18)

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

FERDINAND ALVAREZ, individually	)
and on behalf of all others similarly	)
situated,	)
)
Plaintiff,	)	CIVIL ACTION NO.
)
v.	)
)
RUSSELL H, PLUMB, M. JAMES	)
BARRETT, RUSSELL M. MEDFORD,	)	CLASS ACTION
A. KEITH WILLARD, GABRIELE M.	)	COMPLAINT
CERRONE, MICHAEL A. HENOS,	)
MARC L. PREMINGER,	)	JURY TRIAL DEMANDED
CHRISTOPHER MCGUIGAN,	)
BRISTOL-MYERS SQUIBB	)
COMPANY, INTA ACQUISITION	)
CORPORATION, and INHIBITEX, INC.,	)

Defendants.

Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1. Plaintiff brings this class action on behalf of the public stockholders of Inhibitex, Inc. (“Inhibitex” or the “Company”) against Inhibitex’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their ongoing efforts to sell the Company to Bristol-

Myers Squibb Company (“Bristol-Myers Squibb”) by means of an unfair process, an unfair price, and through a materially misleading recommendation statement. Additionally, Plaintiff, individually, brings a claim against defendants for their violations of Sections 14(d)(4) and 14(e) of the Securities Exchange Act of 1934 (the “Exchange Act”).

2. Inhibitex is a biopharmaceutical company that focuses on development of differentiated anti-infective products to prevent or treat serious infections. Inhibitex’s research and development efforts are currently focused on oral, small molecule compounds to treat viral infections, and in particular, chronic infections caused by the Hepatitis C Virus (“HCV”).

3. On January 7, 2012, Bristol-Myers Squibb and the Company announced an Agreement and Plan of Merger under which Bristol-Myers Squibb, through its wholly-owned subsidiary, Inta Acquisition Corporation (“Merger Sub”), will commence a tender offer to acquire all of the outstanding shares of Inhibitex common stock for $26.00 per share in cash (the “Proposed Transaction”). The Proposed Transaction is valued at $2.5 billion. Bristol-Myers Squibb commenced the tender offer on January 13, 2012, and it is expected to expire on February 10, 2012.

4. The Board has breached its fiduciary duties by agreeing to the Proposed Transaction for inadequate consideration. As described in more detail below, given the growth potential in the market for HCV drugs, the Company’s positioning for growth, promising product candidates, and recent clinical trial results, the Proposed Transaction consideration is inadequate and undervalues the Company. For example, the market for HCV treatments is expanding enormously and is expected to soar to $16 billion in 2015 from $1.7 billion in 2010 in major commercial markets.

5. The Individual Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated January 7, 2012 (the “Merger Agreement”), defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even continuing discussions and negotiations with potential acquirers; (ii) a provision that provides Bristol-Myers Squibb with two business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay Bristol-Myers Squibb a termination fee of over $75 million in order to enter into a transaction with a superior bidder. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of Inhibitex.

6. In connection with the Proposed Transaction and the tender offer, on January 17, 2011, the Company filed a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) with the United States Securities and Exchange Commission (“SEC”). The Recommendation Statement fails to provide the Company’s shareholders with material information and provides them with materially misleading information, thereby rendering the shareholders unable to make an informed decision regarding whether to tender their shares in support of the Proposed Transaction. The defendants have violated Sections 14(d)(4) and 14(e) of the Exchange Act by omitting material facts necessary to render the Recommendation Statement non-misleading. Defendants have also breached their fiduciary duty of candor by failing to disclose material information to the Inhibitex shareholders necessary for them to determine whether to tender their shares in support of the tender offer.

7. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the class he seeks to represent. Without this information, Plaintiff and the other Inhibitex shareholders will be deprived of their entitlement to make an informed decision on whether to tender their shares should these misrepresentations and omissions not be cured prior to the February 10, 2012 expiration of the tender offer.

8. The Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and Inhibitex, Bristol-Myers Squibb, and Merger Sub have aided and abetted such breaches by Inhibitex’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

JURISDICTION AND VENNUE

9. The claims asserted herein arise under sections 14(d)(4) and 14(e) of the Exchange Act [15 U.S.C. § 78n] and Delaware common law. This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1331. This court has jurisdiction over the state law claims pursuant to 28 U.S.C. §1367.

10. Venue is proper in this District because many of the acts and practices complained of herein occurred in substantial part in this District, including the dissemination of the materially misleading statements and omissions alleged herein. Defendant Inhibitex is headquartered in this District.

PARTIES

11. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Inhibitex.

12. Inhibitex is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at 9005 Westside Parkway, Alpharetta, Georgia 30009.

13. Defendant Russell H. Plumb (“Plumb”) has been the President, Chief Executive Officer, and Chief Financial Officer since December 2006 and has been a director of the Company since 2007.

14. Defendant M. James Barrett, Ph.D. (“Barrett”) has been a director of the Company since 2002.

15. Defendant Russell M. Medford, M.D., Ph.D. (“Medford”) has been a director of the Company at since 1997.

16. Defendant A. Keith Willard (“Willard”) has been a director of the Company since 2005.

17. Defendant Gabriele M. Cerrone (“Cerrone”) has been a director of the Company since 2007.

18. Defendant Michael A. Henos (“Henos”) has been a director of the Company at since 1997.

19. Defendant Marc L. Preminger (“Preminger”) has been a director of the Company since 2003.

20. Defendant Christopher McGuigan, Ph.D. (“McGuigan”) has been a director of the Company since 2007.

21. Defendants referenced in ¶¶ 13 through 20 are collectively referred to as Individual Defendants and/or the Board.

22. Defendant Bristol-Myers Squibb is a Delaware corporation with its headquarters located at 345 Park Avenue, New York, New York 10154. Bristol-Myers Squibb is a global biopharmaceutical company that discovers, develops, and delivers innovative medicines that help patients prevail over serious diseases. The company focuses on areas of serious unmet medical needs, such as cardiovascular disease, mental illness, cancer, HIV/AIDS, hepatitis B and C, rheumatoid arthritis, type 2 diabetes, solid organ transplantation, and Alzheimer’s disease.

23. Defendant Inta Acquisition Corporation is a Delaware corporation wholly owned by Bristol-Myers Squibb that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

24. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Inhibitex and owe them, as well as the Company, a duty of care, loyalty, good faith, candor, and independence.

25. Under Delaware law, where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) adversely affects their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

26. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a) participating in any transaction where the Individual Defendants’ loyalties are divided;

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

27. Defendants also owe the Company’s stockholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.

28. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, candor, and independence owed to plaintiff and other public shareholders of Inhibitex.

CLASS ACTION ALLEGATIONS

29. Plaintiff brings this action on his own behalf and as a class action on behalf of all owners of Inhibitex common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

30. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. According to Inhibitex’s November 8, 2011 quarterly report, Inhibitex has more than 78 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)	Have the defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)	Have the defendants breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

(iv)	Have the defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(v)	Whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated;

(vi)	Have Inhibitex, Bristol-Myers Squibb, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(vii)	Is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct?

(c) Plaintiff is committed to prosecuting this action, is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature.

(d) Plaintiff’s claims are typical of those of the other members of the Class.

(e) Plaintiff has no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

(h) Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

FURTHER SUBSTANTIVE ALLEGATIONS

Company Background and its Poise for Growth

31. Inhibitex describes itself as a biopharmaceutical company focused on the development of differentiated anti-infective products to prevent or treat serious infections. The Company’s research and development efforts focus on oral, small molecule compounds to treat viral infections, and in particular, chronic infections caused by HCV and herpes zoter, which is caused by the varicella zoster virus. The Company’s product candidates include INX-189, HCV Nucleotide Polymerase Inhibitors, FV-100, Staphylococcal Vaccines, and Aurexis.

32. The Company’s product candidates are entering a promising market. For example, a report by research firm Decision Resources states that the market for hepatitis C drugs is expected to soar to $16 billion in 2015 from $1.7 billion in 2010 in major commercial markets.

33. Inhibitex has a number of products in developments with enormous market potential. Currently, treatment for HCV nearly always involves a combination of an interferon, given by injection, and ribavirin, given in pill form. INX-189, Inhibitex’s leading experimental treatment for HCV, is free from interferon, which has severe side effects. On November 29, 2011 an article entitled “Inhibitex jumps as company expands drug testing” released by the Associated

Press described in pertinent part:

Inhibitex is a development-stage company. It has no products on the market and INX-189 is its most advanced product. The drug is given by mouth and it is considered a promising treatment for hepatitis C. The chronic form of the disease can cause severe liver damage and is the primary cause of liver transplants in the U.S. The disease is expected to become a larger public health problem as baby boomers age.

Several companies are studying hepatitis C treatment regimens that don’t include pegylated interferon, a drug that is administered by injection and can cause severe side effects. Inhibitex’s decision to test INX-189 without interferon suggests the company thinks INX-189 will also be just as effective without interferon, matching the convenience and lower side effects of other experimental hepatitis C drugs.

34. On September 19, 2011, the Company touted the progress of its product candidates by issuing a press release announcing the Company has recently commenced dosing in a 90-patient randomized, placebo controlled, treatment guided, Phase 2 clinical trial to evaluate the safety, tolerability and antiviral activity of INX-189 in combination with pegylated interferon and ribavirin in chronic HCV-infected genotype 2 and 3 treatment naïve patients.

35. On November 4, 2011, the Company announced certain Phase 1b clinical data with respect to its INX-189 development program. The release stated, in pertinent part:

ATLANTA, GA – November 4, 2011 — Inhibitex, Inc. (NASDAQ:INHX, the “Company”) today announced its financial results for the third quarter ended September 30, 2011 and provided an update on several recent corporate developments, including top-line safety and antiviral data from the first cohort in its ongoing clinical trial designed to evaluate higher doses of INX-189, an oral nucleotide polymerase inhibitor, being developed to treat chronic infections caused by hepatitis C virus (HCV), administered as monotherapy or in combination with ribavirin for seven days.

“We are very pleased with the progress we have made in the clinical development of INX-189 over the past several months, as well as the continued potent, dose-dependent antiviral activity it is demonstrating as monotherapy in genotype 1 treatment-naïve HCV patients,” stated Russell H. Plumb, President and CEO of Inhibitex, Inc. “We look forward to expanding the scope of our Phase 2 program to include interferon-free combinations of INX-189 with other antiviral agents in HCV genotype 1, 2, and 3 patients in 2012.”

Recent Corporate Developments

INX-189 for Chronic Hepatitis C – The Company today reported top-line safety and antiviral data from the first cohort of its ongoing clinical trial of INX-189, which is primarily designed to further evaluate the safety, tolerability, pharmacokinetics and antiviral activity of higher doses of INX-189, administered as monotherapy, or in combination with ribavirin, for seven days in treatment-naïve patients with chronic HCV genotype 1. In this study, 200 mg INX-189, dosed once-daily for seven days, continued to demonstrate potent and dose-dependent antiviral activity with a median HCV RNA reduction from baseline of -4.25 log10 IU/mL. Further, 200 mg INX-189 was generally well tolerated, and there were no serious adverse events (SAE) or dose dependent adverse events (AE) observed.

In September, the Company announced the initiation of this trial, which includes other planned cohorts of 100 mg INX-189 dosed once daily in combination with ribavirin, 100 mg INX-189 dosed twice daily as monotherapy, 100 mg INX-189 dosed with food, and possibly higher monotherapy doses of INX-189. Earlier this year, the Company reported positive top-line safety and antiviral data from its initial multiple ascending dose Phase 1b clinical trial of INX-189, whereby INX-189, when dosed once-daily at 9 mg, 25 mg, 50 mg and 100 mg for seven days, demonstrated dose-dependent antiviral activity with median HCV RNA reductions from baseline of -0.64, -1.00, -1.47, and -2.53 log10 IU/mL, respectively.

The Company also reported today that it has initiated a Phase 1 drug/drug interaction study in healthy volunteers of INX-189 and an HCV direct acting antiviral compound, the objective of which is to evaluate the safety, tolerability and pharmacokinetics of the two compounds in contemplation of the Company expanding its Phase 2 clinical development program to include interferon-free combinations of INX-189 with other antiviral agents in HCV genotype 1, 2, and 3 patients in 2012. The Company anticipates that this study will be completed by year-end.

In September, the Company also announced the commencement of a 90-patient randomized, placebo controlled, response-guided, Phase 2 clinical trial to evaluate the safety, tolerability and antiviral activity of INX-189 in combination with pegylated interferon and ribavirin in chronic HCV-infected genotype 2 and 3 treatment-naïve patients. This ongoing clinical trial is designed to evaluate three once-daily doses of INX-189 (25 mg, 50 mg and 100 mg) administered in combination with pegylated interferon and ribavirin for 12 weeks, and includes a control arm in which patients will receive placebo and standard of care treatment (a combination of pegylated interferon and ribavirin for 24 weeks). Each INX-189 combination treatment cohort in the trial is expected to include 25 patients, and the control arm is expected to include 15 patients. Patients in the INX-189 containing treatment arms that achieve an extended rapid viral response, or eRVR, defined as having HCV RNA below the level of detection after 28 days and 12 weeks of dosing, will stop all therapy after 12 weeks. Those patients who do not achieve an eRVR will continue receiving pegylated interferon and ribavirin for 12 additional weeks. Patients will be followed for 24 weeks after end-of-treatment to determine if they achieve a sustained viral response (SVR), which is the currently accepted definition of cure for chronic HCV infections. The Company anticipates completing enrollment in this trial around year end.

The Company is presenting two abstracts at the upcoming annual meeting of the American Association for the Study of Liver Diseases (AASLD) in San Francisco beginning November 4, 2011. On August 2, 2011, AASLD posted the titles of these abstracts on its website, which are:

•	Antiviral Activity and Safety of INX-08189, a Nucleotide Polymerase Inhibitor, Following 7-Days of Oral Therapy in Naïve Genotype-1 Chronic HCV Patients

•	Preclinical Characterization of a Series of Highly Potent Phosphorodiamidate Nucleotide Analogue Inhibitors of Hepatitis C Polymerase.

FV-100 – In August, the Company announced its intentions to file a protocol and other associated submissions, including a patient reported outcomes (PRO) dossier, to the FDA for a proposed Phase 2b trial of FV-100 in order to obtain feedback on the protocol, its PRO methodology, and a regulatory pathway that could potentially support an indication for the reduction of shingles-associated pain and/or the incidence of post-herpetic neuralgia (PHN). The Company anticipates submitting these documents to the FDA this month. Subject to satisfactory regulatory review and feedback concerning the proposed clinical endpoints and the potential to support an indication for the reduction of shingles-associated pain and/or incidence of PHN, the Company will determine whether it will initiate the proposed Phase 2b study of FV-100 in 2012. [Emphasis added.]

36. On November 21, 2011, Gilead Sciences Inc. announced that it had agreed to acquire Pharmasset Inc. (“Pharmasset”), another company developing

HCV nucleotide polymerase inhibitors, for approximately $11 billion in an all-cash tender offer. On that date, the Company’s stock price increased from its November 18, 2011 closing price of $8.93 to a closing price of $10.61 per share.

37. On November 29, 2011, the Company issued a press release discussing positive developments with INX-189, a promising product developed to treat infections caused by HCV.

ATLANTA, GA – November 29, 2011 — Inhibitex, Inc. (NASDAQ:INHX, the “Company”) today announced several recent clinical and corporate developments, including top-line safety and antiviral data from its ongoing clinical trial designed to evaluate additional doses of INX-189, an oral nucleotide polymerase inhibitor being developed to treat chronic infections caused by hepatitis C virus (HCV), administered as monotherapy or in combination with ribavirin (RBV) for seven days.

“We believe the significant increase in antiviral activity demonstrated with 100 mg INX-189 in combination with RBV, as compared to 100 mg INX-189 dosed as monotherapy, further confirms the antiviral synergy between INX-189 and RBV that we have consistently observed in preclinical and clinical results to-date,” stated Dr. Joseph Patti, Senior Vice President and CSO of Inhibitex, Inc. “We look forward to further exploring this antiviral synergy with 200 mg of INX-189 and expanding the scope of our ongoing and planned Phase 2 clinical trials to include interferon-free combinations of INX-189 with other antiviral agents in HCV genotype 1, 2, and 3 patients in 2012.”

Recent Corporate Developments

INX-189 for Chronic Hepatitis C – The Company today reported top-line safety and antiviral data from an ongoing Phase 1b extension trial of INX-189, which is designed to further evaluate the safety, tolerability, pharmacokinetics and antiviral activity of various doses of INX-189, administered as monotherapy or in combination with RBV, for seven days in treatment-naïve patients infected with chronic HCV genotype 1. In the ongoing trial, 100 mg INX-189, dosed once-daily for seven days in combination with RBV, continued to demonstrate potent and dose-dependent synergistic antiviral activity with a median HCV RNA reduction from baseline of -3.79 log10 IU/mL. Further, 100 mg INX-189 in combination with RBV was well tolerated and there were no serious adverse events. For comparison purposes, in a clinical trial completed earlier this year, 100 mg INX-189 dosed as monotherapy once-daily for seven days resulted in a median -2.53 log10 IU/mL reduction in HCV RNA levels. In this same clinical trial, the Company also reported antiviral data indicating that INX-189, when dosed once-daily at 9 and 25 mg in combination with RBV for seven days, demonstrated dose-dependent, synergistic antiviral activity.

The Company also reported today that, subject to regulatory review, it plans to further expand its ongoing Phase 1b extension trial to evaluate once-daily doses of 200 mg INX-189 in combination with RBV; 300 mg INX-189 as monotherapy; and 200 mg INX-005 (a single isomer of INX-189) as monotherapy, respectively, for seven days. The Company anticipates that the Phase 1b extension trial will be completed in the first quarter of 2012.

Additionally, the Company reported that it plans to submit a protocol amendment this quarter to its ongoing Phase 2 study in genotype 2 and 3 HCV-infected patients to include the evaluation of 100 mg and 200 mg of INX-189 dosed once-daily in combination with RBV for 12 weeks.

38. The Company experienced initial success with other product candidates. On May 9, 2011, Inhibitex, Inc. issued a press release entitled “Staphylococcus aureus Investigational Vaccine Elicits a Positive Immune

Response in Phase 1 Study” announcing positive clinical trial results of its collaborator’s Phase I staphylococcus aureus investigational vaccine:

ATLANTA, Georgia – May 9, 2011 — Inhibitex, Inc. (Nasdaq: INHX), announced today that Pfizer Inc. presented safety and immunogenicity data from a Phase 1 double-blind randomized placebo controlled study in 408 healthy volunteers of a novel three antigen Staphylococcus aureus investigational vaccine (SA3Ag) at the 21st European Congress of Clinical Microbiology and Infectious Diseases (ECCMID) and 27th International Congress of Chemotherapy (ICC) in Milan, Italy (ECCMID/ICC). The vaccine candidate is comprised of S. aureus capsular polysaccharide serotypes 5 and 8 conjugated to CRM197 and the recombinant surface-expressed MSCRAMM protein, clumping factor A. In the Phase 1 study, the vaccine elicited a positive immune response to each of the three components. Pfizer has worldwide exclusive rights to the Company’s MSCRAMM protein platform for the development of staphylococcal vaccines.

“We are very encouraged with the initial safety and immunogenicity profile of SA3Ag in this Phase 1 trial,” stated Dr. Joseph Patti, Senior Vice President and Chief Scientific Officer of Inhibitex, Inc. “We are pleased with the clinical progress of the staph vaccine program by our partner Pfizer and look forward to its continued development.”

About Staphylococcus aureus Infections

S. aureus is a leading cause of hospital-acquired infections in the United States. Hospital-acquired S. aureus, and in particular, methicillin-resistant S. aureus (MRSA), infections are generally associated with a longer hospital stay, greater morbidity and mortality and high treatment costs. The emergence of hard-to-treat MRSA, in both the hospital and the community setting, and the additional costs to treat these infections provide a rationale for the development of a vaccine to prevent S. aureus infections.

The Company Enters into the Unfair Proposed Transaction

39. In a press release dated January 7, 2012, the Company announced that it had entered into a merger agreement with Bristol-Myers Squibb pursuant to which Bristol-Myers Squibb, through Merger Sub, will commence a tender offer to acquire all of the outstanding shares of the Company for $26 per share:

(NEW YORK & PRINCETON, NJ and ATLANTA, GA, January 7, 2012) - Bristol-Myers Squibb Company (NYSE: BMY) and Inhibitex, Inc. (Nasdaq: INHX) announced today that the companies have signed a definitive agreement under which Bristol-Myers Squibb will acquire Inhibitex for $26.00 per share in cash pursuant to a cash tender offer and second step merger. The transaction, with an aggregate purchase price of approximately $2.5 billion, has been approved by the boards of directors of both companies. The board of directors of Inhibitex has agreed to recommend that Inhibitex’s shareholders tender their shares in the tender offer. In addition, shareholders with beneficial ownership of approximately 17% of Inhibitex’s common stock have entered into agreements with Bristol-Myers Squibb to support the transaction and to tender their shares in the tender offer.

Inhibitex is a clinical-stage biopharmaceutical company dedicated to the development of innovative products that can treat or prevent serious infections, whose primary focus is on the development of nucleotide/nucleoside analogs for the treatment of hepatitis C virus (HCV). Its lead HCV asset is INX-189, an oral nucleotide polymerase (NS5B) inhibitor in Phase II development that has exhibited potent antiviral activity, a high barrier to resistance and pan-genotypic coverage. Nucleotides/nucleosides are emerging as an important class of antivirals that may play a critical role as the backbone of future direct-acting antiviral-only combination approaches to HCV treatment.

“The acquisition of Inhibitex builds on Bristol-Myers Squibb’s long history of discovering, developing and delivering innovative new medicines in virology and enriches our portfolio of investigational medicines for hepatitis C,” said Lamberto Andreotti, chief executive officer, Bristol-Myers Squibb. “There is significant unmet medical need in hepatitis C. This acquisition represents an important investment in the long-term growth of the company.”

“This transaction puts INX-189 and the Company’s other infectious disease assets in the hands of an organization that can more optimally develop them and which believes as strongly as we do in INX-189’s potential in the treatment of chronic HCV,” said Russell Plumb, President and Chief Executive Officer of Inhibitex. “Bristol-Myers Squibb’s expertise in antiviral drug development, and its existing complementary portfolio, will assure that the potential of INX-189 is realized as part of future oral combination therapies for millions of patients in need around the world.”

“Bristol-Myers Squibb continues to drive advances in the field of hepatitis C research and development through internal development and selective partnerships,” said Elliott Sigal, M.D., Ph.D., executive vice president, chief scientific officer and president, R&D, Bristol-Myers Squibb. “The addition of Inhibitex’s nucleotide polymerase inhibitor to our own promising portfolio, which includes other direct-acting antivirals, brings additional options to develop all-oral regimens with better cure rates, shorter duration of therapy and lower toxicity than the current standard of care.”

The transaction is expected to be dilutive to earnings for Bristol-Myers Squibb through 2016, with an expected impact on earnings per share of approximately $0.04 in 2012 and approximately $0.05 in 2013.

Under the terms of the definitive agreement, Bristol-Myers Squibb will commence a cash tender offer to purchase all of the outstanding shares of Inhibitex’s common stock for $26.00 per share. The closing of the tender offer is subject to customary terms and conditions, including the tender of a number of shares that constitutes at least a majority of Inhibitex’s outstanding shares of common stock (on a fully diluted basis) and expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The agreement also provides for the parties to effect, subject to customary conditions, a merger to be completed following the completion of the tender offer which would result in all shares not tendered in the tender offer being converted into the right to receive $26.00 per share in cash. The merger agreement contains a provision under which Inhibitex has agreed not to solicit any competing offers for the company. Bristol-Myers Squibb will finance the acquisition from its existing cash resources. The companies expect the tender offer to close approximately thirty days after commencement of the tender offer.

Citi is serving as financial advisor to Bristol-Myers Squibb in connection with the acquisition and Kirkland & Ellis LLP is its legal advisor. Credit Suisse Securities (USA) LLC is serving as financial advisor to Inhibitex in connection with the acquisition and Dechert LLP is its legal advisor.

Bristol-Myers Squibb, through Merger Sub, commenced the tender offer on January 13, 2012, and it is expected to expire on February 10, 2012.

40. Given the growth potential in the market for HCV drugs, the Company’s positioning for growth, promising product candidates, and recent clinical data results, the Proposed Transaction consideration is inadequate and undervalues the Company.

41. In addition, the Proposed Transaction consideration fails to adequately compensate Inhibitex’s shareholder for the significant synergies created by the merger. The Proposed Transaction is a strategic merger for Bristol-Myers Squibb.

For example, as stated in the press release announcing the Proposed Transaction:

“This transaction puts INX-189 and the Company’s other infectious disease assets in the hands of an organization that can more optimally develop them and which believes as strongly as we do in INX-189’s potential in the treatment of chronic HCV,” said Russell Plumb, President and Chief Executive Officer of Inhibitex. “Bristol-Myers Squibb’s expertise in antiviral drug development, and its existing complementary portfolio, will assure that the potential of INX-189 is realized as part of future oral combination therapies for millions of patients in need around the world.”

“Bristol-Myers Squibb continues to drive advances in the field of hepatitis C research and development through internal development and selective partnerships,” said Elliott Sigal, M.D., Ph.D., executive vice president, chief scientific officer and president, R&D, Bristol-Myers Squibb. “The addition of Inhibitex’s nucleotide polymerase inhibitor to our own promising portfolio, which includes other direct-acting antivirals, brings additional options to develop all-oral regimens with better cure rates, shorter duration of therapy and lower toxicity than the current standard of care.”

Despite the significant synergies inherent in the transaction for Bristol-Myers Squibb, however, the Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to Bristol-Myers Squibb.

Inhibitex’s Officers and Directors Obtained Special Benefits for Themselves

42. The Company’s executive officers and directors have material conflicts of interest and are acting to better their own personal interests through the Proposed Transaction at the expense of Inhibitex’s public shareholders. Indeed, the Recommendation Statement admits, “[c]ertain of the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally.”

43. For example, the Company’s officers and directors hold unvested stock options of Inhibitex to acquire Inhibitex common stock that, upon consummation of the Proposed Transaction, will vest and/or no longer be subject to restrictions, and will be converted into a right to receive consideration in cash equal to the product of the excess if, any, of the Proposed Transaction consideration over the exercise price per share of the shares subject to such unexercised outstanding option to purchase shares multiplied by the number of shares then subject to such Company stock option. The following chart shows the amount and value of unvested stock options held by each officer and director of the Company that they will be able to cash out in connection with the Proposed Transaction, with defendant Plumb leading the way at a staggering $10.6 million:

Name of Executive Officer or Director	Number of Unvested Company Stock Options	Payments in Respect of Unvested Company Stock Options ($)
Russell H. Plumb	454,166	10,649,631
Geoffrey Henson	137,500	3,329,563
Joseph M. Patti	315,625	7,390,859
M. James Barrett	33,333	806,592
Russell M. Medford	33,333	806,592
A. Keith Willard	33,333	806,592
Gabriele M. Cerrone	33,333	806,592
Michael A. Henos	66,666	1,613,183
Marc L. Preminger	33,333	806,592
Christopher McGuigan	33,333	806,592

44. In addition, defendant Plumb has an employment agreement with the Company pursuant to which he will receive approximately $1.44 million in severance payments in the event of his termination following consummation of the Proposed Transaction.

45. Furthermore as stated in the Recommendation Statement, “it is possible that certain members of the Company’s current management team will enter into arrangements with [Bristol-Myers Squibb] regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, [Bristol-Myers Squibb]” following consummation of the Proposed Transaction.

46. Based on the above, the Proposed Transaction reflects an effort by the Individual Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Inhibitex’s public shareholders.

The Preclusive Deal Protection Devices

47. In addition, as part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

48. §5.02 of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Bristol-Myers Squibb. §5.02 demands that the Company terminate any and all prior or on-going discussions with other potential acquirers.

49. Pursuant to §5.02(b) of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify Bristol-Myers Squibb of the bidder’s identity and the terms of the bidder’s offer within 24 hours. Thereafter, should the Board determine that the unsolicited offer is superior, before the Company can terminate the Merger Agreement with Bristol-Myers Squibb in order to enter into the competing proposal, it must grant Bristol-Myers Squibb two business days in which the Company must negotiate in good faith with Bristol-Myers Squibb (if Bristol-Myers Squibb so desires) and allow Bristol-Myers Squibb to amend the terms of the Merger Agreement to make a counter-offer so that other offers would cease to be superior. In other words, the Merger Agreement gives Bristol-Myers Squibb access to any rival bidder’s information and allows Bristol-Myers Squibb a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Bristol-Myers Squibb and piggy-back upon the due diligence of the foreclosed second bidder. In addition, the Merger Agreement contains a provision requiring the Board to reaffirm its support of the Proposed Transaction upon demand by Bristol-Myers Squibb within two days, and recommend against another proposal if one were to emerge.

50. The Merger Agreement also provides that a termination fee of more than $75 million must be paid to Bristol-Myers Squibb by Inhibitex if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

51. Bristol-Myers Squibb is also the beneficiary of a “Top-Up” provision that ensures that Bristol-Myers Squibb gains the shares necessary to effectuate a short-form merger. Pursuant to §1.04 the Merger Agreement, if Bristol-Myers Squibb receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. 17% of the Company’s outstanding common stock is pledged to Bristol-Myers Squibb through the Tender and Support Agreement (as defined below). In the event Bristol-Myers Squibb fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants Bristol-Myers Squibb an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger.

52. Moreover, in connection with the Proposed Transaction, certain members of Inhibitex’s directors and executive officers, who collectively own approximately 17% of Inhibitex’s common stock, have entered into a tender and support agreement (the “Tender and Support Agreement”) which requires the certain directors and executive officers to (i) tender all shares beneficially owned by the pursuant to the tender offer, (ii) if necessary, to vote all shares beneficially owned by them in favor of the adoption of the Merger Agreement and the approval of the Proposed Transaction, (iii) not solicit or initiate discussions with third parties regarding other proposals to acquire the Company vote in favor of the Proposed Transaction with Bristol-Myers Squibb. Accordingly, 17% of Bristol-Myers Squibb’s common stock is already “locked up” in favor of the Proposed Transaction.

53. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

The Materially Misleading and Incomplete Recommendation Statement

54. To make matters worse, defendants are withholding material information about the Proposed Transaction from Inhibitex’s public shareholders. The Recommendation Statement, pursuant to which the Board recommends that Inhibitex shareholders tender their shares in support of the tender offer, contains numerous material omissions and misstatements, in contravention of the Board’s duty of candor and full disclosure under state law and in violation of Sections 14(d)(4) and 14(e) of the Exchange Act.

Disclosures Concerning the Events Leading up to the Announcement of the Proposed Transaction

55. The Recommendation Statement fails to provide shareholders with material information concerning the events leading up to the announcement of the Proposed Transaction, including information pertaining to the sales process conducted by the Company. In particular, the Recommendation Statement:

(a) Fails to disclose whether, and if so, to what extent, did the Board consider the recent positive clinical developments of INX-189 (announced on November 4 and November 29, 2011) in determining to enter into the Proposed Transaction;

(b) Fails to disclose whether, and if so, to what extent, did the Board consider the acquisition of Pharmasset (announced on November 21, 2011) in determining to enter into the Proposed Transaction;

(c) Fails to disclose the services Credit Suisse “currently are providing” to Bristol-Myers Squibb and its affiliates, as indicated on page 28 of the Recommendation Statement, as well as the compensation Credit Suisse expects to receive for such services;

(d) Fails to disclose the amount of compensation Credit Suisse has received from Bristol-Myers Squibb and its affiliates for services provided to them in the past two years;

(e) Fails to disclose the criteria used to select defendants Henos, Barrett, and Willard to serve on the special committee that was formed in June 2010;

(f) Fails to disclose the reasons “discussions with Party A did not culminate in any agreement” during the summer of 2010;

(g) Fails to disclose the reasons Company management recommended in April 2011 that the Company “no longer focus on seeking an exclusive licensing arrangement with a third party with respect to INX-189 or the Company’s HCV programs,” but would instead “seek to enter into non-exclusive clinical collaboration arrangements with other pharmaceutical companies to support its Phase 2 clinical development plan for INX-189.”;

(h) Fails to disclose whether Parties B, C, D, and E, were solicited or unsolicited;

(i) Fails to disclose who initiated/arranged the meeting between representatives of Bristol-Myers Squibb and the Company on October 20 and 21, 2011;

(j) Fails to disclose the types of transactions involving INX-189 that was discussed between Bristol-Myers Squibb and the Company on October 20 and 21, 2011;

(k) Fails to disclose the reasons defendant Cerrone engaged in correspondence with Lamberto Andreotti (“Andreotti”), Bristol-Myers Squibb’s CEO, on November 4 and 5, 2011, as well as again on January 5 and 6, 2012, including whether Cerrone and Andreotti had any preexisting relationship;

(l) Fails to disclose the Company’s “strategic and financing alternatives and the risks and benefits of the Company’s continuing the development of its programs independently” that was discussed by the special committee on November 6, 2011;

(m) Fails to disclose the reasons the special committee and the Board determined that Party B’s $18.00 per share indication of interest was “sufficient interest” to commence a process of seeking out other potential acquirers;

(n) Fails to disclose how many parties were on the “list” of parties prepared by the special committee on December 4, 2011;

(o) Fails to disclose the reasons no financial equity parties were contacted by the Company to seek their interest in acquiring the Company;

(p) Fails to disclose the reasons provided by parties A, C, D, and E in December 2011 that they were withdrawing from the process;

(q) Fails to disclose the “conditions on which the Board would be willing to consider a bid received in advance of the previously anticipated deadline and enter into an exclusive negotiating arrangement” that were indicated to Party B on December 22, 2011;

(r) Fails to disclose the “risks and benefits of continuing the development of the Company’s programs independently as compared to selling the Company at this time” that were discussed by the Board and the special committee on January 4, 2012;

(s) Fails to disclose the “material issues” related to each of Party B and Bristol-Myers Squibb’s respective draft merger agreement that was provided by the Company on January 5, 2012, as well as the “proposed modifications” made by each of Party B and Bristol-Myers Squibb;

(t) Fails to disclose the reasons the special committee and the Board determined on January 5, 2012 that Bristol-Myers Squibb’s proposal was superior in terms, including transaction certainty, to Party B’s proposal.

(u) Fails to disclose the “potential benefits and drawbacks of the proposed transactions with each of” Bristol-Myers Squibb and Party B that was discussed by the special committee and the Board on January 7, 2012.

Disclosures Related to Credit Suisse’s Financial Analyses and Opinion Regarding the Value of the Company

56. The Recommendation Statement fails to disclose certain data and inputs underlying the financial analyses supporting the fairness opinion of the

Board’s financial advisor, Credit Suisse Securities (USA) LLC (“Credit Suisse”), including:

(a) with respect to the Discounted Cash Flow Analysis, the criteria used to select the discount rates ranging from 9% to 11% used in the analysis;

(b) the key inputs (including discount rate ranges) used by Credit Suisse in the discounted cash flow analyses conducted by Credit Suisse using the Management Alternative Case 1 and Management Alternative Case 2 projections, as indicated on page 28 of the Recommendation Statement;

(c) the transactions used, date of each transaction, and premiums observed for each transaction in the Premiums Paid in Selected Transactions analysis conducted by Credit Suisse;

(d) the reasons Credit Suisse determined that the selected transactions observed by Credit Suisse “generally did not have meaningful historical or near-term financial results for comparative purposes” as indicated on page 28 of the Recommendation Statement.

57. The Recommendation Statement fails to disclose material information concerning the financial projections of the Company that were prepared by Company management, and used by Credit Suisse in their various financial analyses. Specifically, the Recommendation Statement should disclose when each of the three sets of projections were prepared, as well as whether, and to what extent, the recent positive developments for INX-189 that were announced on November 4 and November 29, 2011 were incorporated into the Company’s financial forecasts.

58. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Violations of Section 14(d)(4) and 14(e) of the Exchange Act

(Brought Individually Against Individual Defendants)

59. Plaintiff repeats all previous allegations as if set forth in full herein.

60. Plaintiff brings this claim individually and not on behalf of the class.

61. Defendants have issued the Recommendation Statement with the intention of soliciting shareholder support of the Proposed Transaction.

62. Sections 14(d)(4) and 14(e) of the Exchange Act require full and complete disclosure in connection with tender offers. Specifically, Section 14(e) provides that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation. The Commission shall, for the purposes of this subsection, by rules and regulations define, and prescribe means reasonably designed to prevent, such acts and practices as are fraudulent, deceptive, or manipulative

63. The Recommendation Statement violates the Sections 14(d)(4) and 14(e) because it omits material facts, including those set forth above. Moreover, in the exercise of reasonable care, defendants should have known that the Recommendation Statement is materially misleading and omits material facts that are necessary to render them non-misleading.

64. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of his entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

COUNT II

Breach of Fiduciary Duties

(Class Claim Against Individual Defendants)

65. Plaintiff repeats all previous allegations as if set forth in full herein.

66. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of Inhibitex and have acted to put their personal interests ahead of the interests of Inhibitex’s shareholders.

67. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company, which imposes heightened fiduciary responsibilities to maximize Inhibitex’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

68. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of Inhibitex because, among other reasons:

(a) they failed to take steps to maximize the value of Inhibitex to its public shareholders and took steps to avoid competitive bidding;

(b) they failed to properly value Inhibitex; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

69. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Inhibitex’s assets and will be prevented from benefiting from a value-maximizing transaction.

70. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

71. Plaintiff and the Class have no adequate remedy at law.

COUNT III

Breach of Fiduciary Duty – Disclosure

(Class Claim Against Individual Defendants)

72. Plaintiff repeats all previous allegations as if set forth in full herein.

73. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting Inhibitex’s shareholders.

74. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

75. As a result, Plaintiff and the Class members are being harmed irreparably.

76. Plaintiff and the Class have no adequate remedy at law.

COUNT IV

Aiding and Abetting

(Class Claim Against Inhibitex, Bristol-Myers Squibb, and Merger Sub)

77. Plaintiff repeats all previous allegations as if set forth in full herein.

78. As alleged in more detail above, Defendants Inhibitex, Bristol-Myers Squibb, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

79. As a result, Plaintiff and the Class members are being harmed.

80. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representative and his counsel as Class counsel;

(B) declaring that the Recommendation Statement is materially misleading and contains omissions of material fact in violation of Section 14(d)(4) and 14(e) of the Exchange Act;

(C) enjoining, preliminarily and permanently, the Proposed Transaction;

(D) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(E) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(F) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(G) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury on all matters so triable.

Respectfully submitted this 25th day of January, 2012.

/s/ David A. Bain
David A. Bain Georgia Bar No. 032449 LAW OFFICES OF DAVID A. BAIN, LLC 1050 Promenade II
1230 Peachtree St., NE Atlanta, GA 30309 Tel: 404-724-9990 Fax: 404-724-9986 dbain@bain-law.com

LEVI & KORSINSKY, LLP
Eric M. Andersen, Esq.
Joseph Levi, Esq.
30 Broad Street, 15th Floor
New York, New York 10004
Tel: (212) 363-7500
Fax: (212) 363-7171
eandersen@zlk.com
jlevi@zlk.com

Counsel for Plaintiff

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